File No. 70-9577

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                AMENDMENT NO. 4 (POST-EFFECTIVE AMENDMENT NO. 2)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                         Cinergy Global Resources, Inc.
                         Cinergy Capital & Trading, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Name of companies filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                               Assistant Treasurer
                                  Cinergy Corp.
                                 (address above)

                     (Name and address of agent for service)

Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                            (mailing address above)
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com

William C. Weeden                                    William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom                    Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                           40 West 57th Street
Washington, D.C.  20005                              New York, New York  10019
202-371-7877 (ph)                                    212-603-2106 (ph)
202-371-7012 (f)                                     212-603-2001 (f)
wweeden@skadden.com                                  wbaker@thelenreid.com
                                                     ---------------------


     Preliminary   Note:   This   amendment   supersedes  in  its  entirety  the
post-effective amendment filed herein on January 5, 2001.

         A.       Background:  June 2000 Order

     By order dated June 23, 2000 in this file (HCAR No. 27190) (the "June 2000 Order"), the Commission amended various prior financing orders issued to Cinergy Corp. ("Cinergy" or the "Company"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), authorizing Cinergy, among other things, from time to time through June 23, 2005 (the "Authorization Period"), to use proceeds of securities issued thereunder for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), as defined in sections 32 and 33 of the Act, respectively (collectively, "EPAct Projects"), up to an aggregate investment (as defined in rule 53(a)) equal to Cinergy's aggregate investment at June 23, 2000 plus $1,000,000,000 (the "Investment Limitation").

     Cinergy's aggregate investment in EPAct Projects at June 23, 2000 was $731 million and accordingly the Investment Limitation is $1.731 billion.

     In the June 2000 Order, the Commission reserved jurisdiction over Cinergy's proposal, among other things, to increase its permitted aggregate investment in EPAct Projects to an amount greater than the Investment Limitation -- specifically, by the difference between (i) the Investment Limitation and (ii) the sum of (a) Cinergy's consolidated retained earnings from time to time (as defined in rule 53(a)) plus (b) approximately $5 billion, subject to certain terms and conditions specified in Cinergy's application-declaration in this proceeding as heretofore amended (the "Original Investment Proposal"). (The application-declaration in this file, including the exhibits thereto, as amended prior to the date of the June 2000 Order, is hereinafter referred to as the "Existing Record").

     On December 12, 2000, Cinergy announced that its wholly-owned nonutility subsidiary, Cinergy Capital & Trading, Inc. ("CC&T"), and Enron North America had signed a definitive agreement under which CC&T will purchase two natural gas-fired merchant generating facilities located in the southeastern United States (the "Enron Transaction"). The generating facilities are EWGs with approximately 1000 megawatts of rated capacity. This is Cinergy's largest transaction since its 1996 acquisition with GPU, Inc. of Midlands Electricity plc, a FUCO operating in the United Kingdom ("Midlands").

     Cinergy estimates that its aggregate investment at December 31, 2000 is approximately $1.368 billion. This total includes the Enron Transaction, which has not yet closed. Pursuant to the Investment Limitation, therefore, Cinergy has only $363 million available for further investments. That amount is insufficient to accommodate Cinergy's growth strategies and anticipated future investments in EPAct Projects.1


B.       Request for Supplemental Order; Continued Reservation of Jurisdiction

     Cinergy now requests that the Commission issue a supplemental order in this proceeding at the earliest practicable date, authorizing Cinergy to apply financing proceeds authorized in the June 2000 Order, from time to time over the Authorization Period, for additional investments in EPAct Projects; provided that Cinergy's aggregate investment (as defined in rule 53(a)) does not at any time exceed $4,000,000,000 ("New Investment Limitation").

     The New Investment Limitation would supersede the Investment Limitation, effective on the date of the Commission's order. Cinergy's aggregate investment in EPAct Projects, as of the date of the effectiveness of the New Investment Limitation, would count against this new investment ceiling. (As noted above, at December 31, 2000, Cinergy's aggregate investment was approximately $1.368 billion.) Cinergy reaffirms that it will continue to abide by the restrictions and other terms and conditions contained in the letters previously submitted into this file by the Ohio, Indiana and Kentucky commissions.

     Pending completion of the record, Cinergy requests the Commission to reserve jurisdiction over (1) investments in EPAct Projects at a level greater than the New Investment Limitation, as contemplated under the Original Investment Proposal, and (2) any increase in Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) by an amount greater than the $5 billion authorized in the June 2000 Order.

         C.       Satisfaction of rule 53(c)

     Cinergy's proposal to make recourse investments in EWGs and FUCOs in an amount not to exceed $4 billion is consistent with rule 53(c). Investing at that level--

o "will not have a substantial adverse impact upon the financial integrity of [Cinergy's] holding company system;" and

o "will not have an adverse impact on any utility subsidiary of [Cinergy], or its customers, or on the ability of any affected State commission to protect such utility or its customers."

     The Existing Record provides a compelling basis for Cinergy to invest not merely at the $1.7 billion level, but also at the higher level now requested. Since submission of that evidentiary record, there have been no material adverse developments affecting the financial integrity of Cinergy and its utility subsidiaries. Rather, the material developments have been positive.2

     For example, Cinergy's retained earnings and market capitalization have increased. Cinergy's consolidated retained earnings (as defined in rule 53(a)) increased from $1.023 billion at year-end 1999 to $1.151 billion at December 31, 2000. Cinergy's market capitalization increased from $3.8 billion at December 31, 1999 to $5.6 billion at December 31, 2000.

     In August 2000, the Ohio commission approved a comprehensive settlement agreement among Cinergy's Ohio utility, The Cincinnati Gas & Electric Company ("CG&E"), and interested parties with respect to CG&E's proposed transition plan implementing Ohio's electric industry restructuring legislation.3 The settlement fully implements customer choice in accordance with the provisions of the new law -- under which, beginning January 1, 2001, all of CG&E's retail electric customers can choose electricity suppliers and non-switching customers will enjoy an extended rate freeze on the generation portion of electric rates -- while at the same time accommodating the interests of Cinergy's investors.

     In connection with these events, CG&E has discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," for the generation portion of its business. The effect of this change on CG&E's results of operations and financial condition is immaterial. Additionally, with reference to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," Cinergy's analysis indicates that future revenues will be sufficient to recover the costs of CG&E's generating assets over their estimated remaining useful lives. Therefore, CG&E is incurring no write-off as a result of the resolution of its transition case.

     Aside from these developments directly affecting the Company, Cinergy notes that since the June 2000 Order, the Commission has authorized another registered holding company to invest up to $4 billion in EPAct Projects. See Exelon Corporation, et al., HCAR No. 27296, Dec. 8, 2000 ("Exelon").

     For the following reasons, in addition to those just mentioned, Cinergy believes that its present proposal satisfies the criteria of rule 53(c), including as applied in Exelon.

                  1.       Project review procedures/risk mitigation

     First and foremost, Cinergy subjects potential investments in EPAct Projects to a series of rigorous project review screens before committing any funds, and once funds have been invested, Cinergy closely monitors project performance, using effective techniques to mitigate project risks.

     Wherever practicable, Cinergy finances EPAct Projects with non-recourse debt. Cinergy's acquisition of its interest in Midlands was financed with $800 million in non-recourse bank borrowings, in addition to Cinergy's $500 million equity investment.

     More generally, Cinergy's portfolio diversification approach serves to mitigate the risks presented by any single project. Open access transmission service and the growing demand for new generating capacity also mitigate risks of domestic EWG projects.

     For more information with respect to Cinergy's project review procedures and risk mitigation measures, see the Existing Record at Item 3.A. There have been no material changes to these review procedures and risk mitigation measures as therein described.

                  2.      Financial results and other benefits/prior investments

     Cinergy has considerable experience with EPAct Projects, holding significant investments in both domestic EWGs and FUCOs.4 Although the risks of these investments in many respects overlap, FUCO investments pose additional risks as the Commission has repeatedly emphasized. Cinergy has a proven track record of selecting and developing projects, successfully managing these risks, and extracting maximum value. Cinergy's investments in EPAct Projects have contributed positively to Cinergy's earnings.

     Nearly five years ago, for example, Cinergy acquired its 50% stake in Midlands, which it held for three years, and ultimately sold at a substantial profit in 1999. Midlands represents Cinergy's largest single EPAct Project investment to date.

     The  Commission  has had  occasion  to  review  Cinergy's  performance  and procedures several times already -- in connection with the 1998 order authorizing Cinergy to invest at a level equal to 100% of consolidated retained earnings5 and most recently in connection with the June 2000 Order.

     For more information with respect to financial results and other benefits associated with Cinergy's prior investments, see the Existing Record at Item 3.B.

                  3.       Current financial condition

     Capitalization ratios, credit ratings and other financial factors attest that Cinergy and its utility subsidiaries are in sound financial condition.

     At December 31, 2000, consolidated common equity of Cinergy and its two primary utility subsidiaries, CG&E and PSI Energy, Inc., an Indiana electric utility ("PSI"), comprised 40.4%, 50.6% and 43.2%, respectively, of their total consolidated capitalizations. The common equity component of Cinergy's other significant utility subsidiary, The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), was 58.6% of total capitalization at the same date. These percentages are well above the Commission's traditional 30% benchmark.6 (CG&E, PSI and ULH&P are collectively referred to below as the "Operating Companies.")

     In any event, pursuant to the terms and conditions applicable to the general financing authorization granted in the June 2000 Order, significant additional restrictions come into play if Cinergy's consolidated common equity would fall below 30%, other than as a result of state electric industry restructuring. In that event, without a further order from the Commission, Cinergy would be precluded from issuing any additional debt.

     At December 31, 2000, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies.7 The following ratings were in effect:

                  Fitch             Moody's8         S&P9

                  BBB+              Baa2             BBB+


     In any event, pursuant to the terms and conditions applicable to the general financing authorization granted in the June 2000 Order, further restrictions are triggered if Cinergy's senior unsecured debt would fall below investment grade. Specifically, Cinergy has committed that without further authorization from the Commission, it will not issue any additional debt to finance investments in EPAct Projects (other than in connection with state electric industry restructuring) if, upon original issuance, Cinergy's senior debt obligations are not rated "investment grade" by at least two of the major ratings agencies.

     At December 31, 2000, Cinergy's consolidated retained earnings were approximately $1.179 billion. As noted earlier, Cinergy's trailing four-quarters'  average  consolidated  retained  earnings at  December  31, 2000
(i.e., "consolidated retained earnings" as defined in rule 53(a)) were approximately $1.151 billion, an increase over the corresponding average at December 31, 1999.

     Securities of the Operating Companies are highly rated by the major rating agencies. The ratings in effect at December 31, 2000 are:

                                  Fitch             Moody's10         S&P11
     CG&E
         Secured Debt               A-               A312              A-
         Senior Unsecured Debt      BBB+             Baa1              BBB+
         Junior Unsecured Debt      BBB              Baa2              BBB
         Preferred Stock            BBB              baa1              BBB

     PSI
         Secured Debt               A-               A3                A-
         Senior Unsecured Debt      BBB+             Baa1              BBB+
         Junior Unsecured Debt      BBB              Baa2              BBB
         Preferred Stock            BBB              baa1              BBB

     ULH&P
         Unsecured Debt             N/R13            Baa1              BBB+


     Additional project investments will not have a negative impact on the Operating Companies' ability to fund their operations, since the Operating Companies do not depend on Cinergy for capital.14 Since the merger, with the exception of a December 1994 $160 million capital contribution from Cinergy to PSI, 15 the Operating Companies have financed their capital needs entirely with their own internal funds and proceeds of external financings by them. Cinergy does not currently anticipate a need to make any equity investments in the Operating Companies over the Authorization Period (i.e., through June 23, 2005), other than possibly capital infusions aggregating up to approximately $300 million over this five-year period.

                  4.       Protection of Operating Companies; state letters

     The Operating Companies will remain insulated from the direct effects of EWG and FUCO investments.

     In the first place, all of Cinergy's EPAct Projects are legally and structurally separate from the Operating Companies, held in separate ownership chains below Cinergy by various intermediate special-purpose nonutility holding companies. Consequently, any losses in connection with EWGs and FUCOs would have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies.

     Second, Cinergy reaffirms that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Cinergy for any losses it may sustain on investments in any EPAct Projects or for any inadequate returns on those investments.

     Third, in accordance with sections 33(f) and (g) of the Act:

o no Operating Company has issued any security for the purpose of financing the acquisition, ownership or operation of any FUCO in which Cinergy has invested;

o no Operating Company has assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any FUCO in which Cinergy has invested; and

o no Operating Company has pledged or encumbered any part of its utility assets for the benefit of an associate FUCO.

     Fourth, no Operating Company has engaged in any such transaction with respect to any EWG in which Cinergy has invested to date. Nor in the future, Cinergy reaffirms, will the Company cause or permit any Operating Company to engage in any such transactions with respect to any FUCO or EWG in which Cinergy invests, except potentially in connection with the transfer of generation facilities currently owned by CG&E and PSI to one or more EWG affiliates (as to which see the next paragraph).

     Fifth, with regard to any transfer of CG&E and PSI generating facilities to EWG affiliates, Cinergy reaffirms that any such transaction will conform in all respects to the requirements of section 32 of the Act, including in particular the requirement for certain enumerated findings from Cinergy's three state commissions as a condition to such transfer.

     Sixth, Cinergy has complied and reaffirms that it will continue to comply with the other conditions of rule 53(a) conferring specific protections on customers of the Operating Companies and their state commissions, namely:

o the requirements of rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EPAct Projects;

o the requirements of rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to EPAct Projects; and

o the requirement of rule 53(a)(4) regarding filing of copies of applications and reports.

     With respect to relevant financial benchmarks specifically contemplated by the terms of rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable:

1. there has been no bankruptcy of a Cinergy associate company (cf. rule 53(b)(1));

2. Cinergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (cf. rule 53(b)(2)); and

3. Cinergy has never reported a full-year "operating loss" attributable to its EPAct Projects (cf. rule 53(b)(3)).

Cinergy reaffirms that it will notify the Commission in writing if any of the circumstances described in rule 53(b) arise during the Authorization Period. Cinergy will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the Authorization Period.

     Further, in addition to providing the affected state commissions (namely, the Ohio, Indiana and Kentucky commissions) with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC -- apprising the state commissions of each specific project in which the Company invests -- Cinergy will continue to furnish to these state commissions, concurrently with submission to the Commission, copies of the quarterly reports Cinergy files in this docket pursuant to rule 24 and the June 2000 Order.

     Finally, prior to filing the original application, Cinergy held numerous meetings with the commissioners and staff of the Ohio, Indiana and Kentucky commissions. In February and March, 2000, these commissions submitted letters to the Commission stating that, based on the commitments of Cinergy and subject to the qualifications referred to or stated in the letters, Cinergy's Original Investment Proposal would not have an adverse impact on their ability to protect Cinergy's utility subsidiaries or their retail customers. In connection with the New Investment Limitation, Cinergy hereby reaffirms that it will continue to abide by the restrictions and commitments set forth in these letters.16

                  5.       1994 merger commitments/Ohio electric deregulation

     Cinergy's 1994 merger commitments, and Ohio's 1999 legislation providing for customer choice in the supply of electricity, provide further assurances that the proposed transactions will not adversely affect the Operating Companies or their customers or the affected state commissions.

     For more information with respect to the merger commitments and the Ohio legislation as it relates to these concerns, see Item 3.F of the Existing Record. See also HCAR No. 26146, Oct. 21, 1994 (approving the Cinergy merger and related transactions).

     For all the foregoing reasons, the undersigned companies respectfully request that the Commission issue the supplemental order requested herein at the earliest practicable date.
                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to their application-declaration on Form U-1 to be signed on their behalf by the officers indicated below.

Dated:  March 30, 2001

                                            CINERGY CORP.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer

                                            CINERGY GLOBAL RESOURCES, INC.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer

                                            CINERGY CAPITAL & TRADING, INC.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


--------
1 As part of the Existing Record, Cinergy submitted as Exhibit M, under a request for confidential treatment, a certain Financing Plan, including pro forma financial projections ("Financing Plan"). Among other things, the Financing Plan assumed a cumulative level of investments in EPAct Projects over the period covered commensurate with Cinergy's request. Cinergy hereby reaffirms that the cumulative investments in EPAct Projects contained in the Financing Plan remains a reasonable proxy for the level of investments contemplated in Cinergy's growth strategy and, moreover, fully supports the level of investment authority Cinergy now requests. More broadly, as discussed at length in the Existing Record, investments in EPAct Projects, including nonutility generation in the United States, are a cornerstone of Cinergy's growth strategy.


2 On December 21, 2000, Cinergy, CG&E, and PSI reached an agreement in principle ("EPA Agreement in Principle") with the U.S. Environmental Protection Agency ("EPA"), the Department of Justice, several northeast states, and two environmental groups that could serve as the basis for a negotiated resolution of Clean Air Act claims and other related matters brought against coal-fired power plants owned and operated by CG&E and PSI. The complete resolution of these issues is contingent upon establishing a final agreement with the EPA and other parties. (See also the footnotes infra regarding the recent announcements with respect to Cinergy by various ratings agencies.) Under the terms of the EPA Agreement in Principle, EPA and the other plaintiffs have agreed to drop all challenges of past maintenance and repair activities at CG&E's and PSI's coal-fired power plants. In addition, CG&E and PSI would be allowed to continue on-going activities to maintain reliability and availability without subjecting the plants to future litigation regarding federal permitting requirements. In return for resolution of past claims, future operational certainty, and protection of system wide demand growth, Cinergy, CG&E and PSI have tentatively agreed to: o shut down or repower with natural gas nine small coal-fired boilers at three power plants beginning in 2004; o build four additional SO2 scrubbers, the first of which must be operational by December 31, 2007; o upgrade existing pollution control systems; o phase in the operation of NOX reduction technology year-round starting in 2004; o retire 50,000 tons of SO2 allowances between 2001 and 2005 and reduce Cinergy's SO2 cap by 35 percent in 2013; o pay a civil penalty of $8.5 million to the U.S. government; and o implement $21.5 million in environmental mitigation projects. The estimated cost for these capital expenditures is expected to be approximately $700 million. These capital expenditures are in addition to Cinergy's previously announced commitment to install NOX controls over the next five years at an estimated cost of approximately $700 million. In reaching the tentative agreement, Cinergy, CG&E and PSI did not admit any wrongdoing and remain free both to continue current maintenance practices and to implement future projects for improved reliability.

3 The legislation is codified at Ohio Rev. Code  Ann.ss.4928.01 et seq. (Baldwin
2000). The Ohio commission's order is available electronically, see In the Matter of the Application of The Cincinnati Gas & Electric Company for Approval of its Electric Transition Plan, Etc., Case Nos. 99-1658-EL-ETP et seq., Public Utilities Commission of Ohio, 2000 Ohio PUC LEXIS 814, August 31, 2000.

4 Cf. Exelon, supra (no prior FUCO investments).
      ------

5 HCAR No. 26848, March 23, 2000.

6 Cf. Exelon, supra (consolidated common equity below 30%; commitment to raise to 30% by June 30, 2002).

7 The major rating agencies are Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch") and Moody's Investor Service ("Moody's"). Another rating agency, Duff & Phelps, was recently merged into Fitch.

8 On January 22, 2001, Moody's assigned "negative outlooks" to the debt and preferred stock securities of Cinergy and the Operating Companies. Moody's stated that it took this action in response to (1) the Enron Transaction; (2) the EPA Agreement in Principle; and (3) "the continuing uncertainty surrounding CG&E's post-deregulation corporate and financial structure." It should be noted that even if Moody's ultimately determines to reduce its current ratings assigned to Cinergy and the Operating Companies, Cinergy could drop one "notch" and the Operating Companies up to two "notches" under the Moody's ratings system and still remain investment grade. 9 On December 12, 2000, following announcement of the Enron Transaction, Standard & Poor's placed its ratings for Cinergy, CG&E, PSI and ULH&P on "credit watch with negative implications." S&P stated that it expects to resolve the credit watch listing after review of the ultimate financing plan for this acquisition, as well as the Company's strategy in Ohio with regard to the separation of CG&E's generating assets from its regulated transmission and distribution assets. It should be noted that Cinergy and the Operating Companies could each slip two "notches," as a result of a downgrade by S&P, and still remain investment grade under the S&P ratings system.

10 See the footnote supra regarding the January 22, 2001 announcement by Moody's.

11 See the footnote supra regarding the December 12, 2000 announcement by S&P.

12 An "A3" rating from Moody's is equivalent to an "A-" rating from any of the other three agencies.

13 Not rated.

14 Cinergy makes short-term loans to the Operating Companies under, and in accordance with the Commission authorization granted with respect to, the Cinergy system "money pool." See HCAR Nos. 26723, May 30, 1997 & 26362, August 25, 1995.

15 In December 1994 Cinergy issued and sold over 7 million shares of its common stock to the public and contributed $160 million of the net proceeds to the equity capital of PSI (see Rule 24 certificate in File No. 70-8477). PSI used the funds for general corporate purposes, including repayment of short-term indebtedness incurred for construction financing.

16 Accordingly, pursuant to these state letters, and in the absence of further consent by the state commissions, not more than $3.151 billion of the New Investment Limitation (i.e., Cinergy's "consolidated retained earnings" at December 31, 2000, as such term is used in rule 53(a), plus $2 billion) would be available for investments in EPAct Projects exclusive of any aggregate investment resulting from any potential transfer of ownership of electric generating facilities owned by CG&E or PSI to EWG affiliates, with the balance of the New Investment Limitation (i.e., $849 million) being reserved exclusively for such restructuring transactions.